Filed Pursuant to Rule 424(b)(3)

Registration No. 333-140065

PROSPECTUS SUPPLEMENT NO. 4

TO PROSPECTUS DATED February 1, 2007

ECOSPHERE TECHNOLOGIES, INC.

30,870,025 Shares of Common Stock

This prospectus supplement supplements and amends the prospectus dated February 1, 2007 and replaces all prior supplements relating to the resale by certain selling shareholders of up to 30,870,025 shares of common stock of Ecosphere Technologies, Inc.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Sale of Assets of UltraStrip Envirobotic Solutions, Inc.

On July 27, 2007, we entered into a binding letter of intent with a third party to purchase certain assets of UltraStrip Envirobotic Solutions, Inc., a Florida corporation and our wholly-owned subsidiary. The assets being sold relate to the business of coating removal from vessels and above ground storage tanks and include patents and E-ROVS.

The key terms of the letter of intent are as follows:

•

UltraStrip will transfer to the buyer all assets used in the business of coating removal from vessels and above ground storage tanks including, but not limited to, patents and other  intellectual property, all accounts  receivable, all contracts  and  all robotic coating removal equipment;

•

The buyer will pay UltraStrip $6,200,000 in cash and issue it 5% of its outstanding common stock; the buyer will assume a $1,400,000 note payable by UltraStrip to a third party and $135,000 of trade payables due to vendors;

•

Until October 15, 2007, the buyer has the exclusive right to negotiate a definitive purchase agreement, which will contain customary representations, warranties, and closing conditions, including the provision by Ecosphere to the buyer of a fairness opinion from a financial advisor approved by the buyer. We are currently negotiating the definitive purchase agreement.  The buyer anticipates entering into employment agreements with UltraStrip’s existing senior management team;

•

In the event the buyer negotiates a definitive purchase agreement as outlined in the letter of intent but Ecosphere enters into an agreement with another buyer for UltraStrip’s assets covered by the letter of intent prior to June 30, 2008, then we shall pay to the buyer:

o

a break-up fee of 3% of the total purchase price as outlined in the letter of intent; and

o

expenses not to exceed $250,000 incurred in connection with the negotiation of the acquisition.

•

If the sale is consummated, we shall reimburse the buyer for all expenses up to $250,000, which reimbursement may be paid in our common stock.

Because the sale will breach a covenant contained in our senior convertible debentures, we negotiated an understanding with the principal holders of the debentures. This understanding requires us to:

•

Prepay a total of $4,000,000 to the principal holders and the other two holders;

•

Reduce the conversion price of the remaining $1,600,000  of the debentures to $0.15; and

•

Reduce the exercise price of the warrants held by the holders to $0.15 per share.

We must enter into a formal written agreement with each holder of our debentures and have initiated this step.  If we do not do so, we will not close the UltraStrip sale.

If the UltraStrip sale is consummated, the letter of intent envisions the buyer entering into employment agreements with UltraStrip’s existing senior management team. Therefore, we expect that Stephen R. Johnson, UltraStrip’s President and a director of Ecosphere, and John Odwazny, a key employee of UltraStrip, will enter into employment agreements with the buyer and will cease to be employees of UltraStrip.

Because some of the stock options held by Messrs. Johnson or Odwazny must be exercised within 90 days of termination of employment, Ecosphere’s Board of Directors extended the exercise period  for 24 months from the date each ceases to be an UltraStrip employee. Provided, however, that such extension will not extend the expiration date of 400,000 $3.00 options held by Mr. Odwazny which expire December 31, 2007.

Other Material Agreements

Under the Management Compensation Adjustment Plan we adopted in May 2006, Ecosphere’s management team agreed to reduced salaries in exchange for options exercisable at $0.83 per share and commissions from a transaction like the UltraStrip sale to the buyer. As a testament to their belief that Ecosphere common stock (calculated at $0.15 per share) has more value than cash, the members of our management team listed below have agreed to accept options or restricted common stock in lieu of the cash commissions otherwise due them upon the closing of the UltraStrip sale. The members of the management team listed below have agreed to accept the following Ecosphere equity in lieu of cash commissions which will be due from the UltraStrip sale, which was approved by Ecosphere’s Board of Directors on July 31, 2007:

Name	Title	Amount of Commissions Converted	Equity(1)

Dennis McGuire	Chief Executive Officer	$232,050	1,547,000 options
James C. Rushing III	Chief Financial Officer	$ 77,350	515,667 options
Michael R. Donn, Sr.	Executive Vice President	$ 77,350	515,667 options
Stephen R. Johnson	President, Secretary and Treasurer of UltraStrip Envirobotic Solutions, Inc.	$232,050	1,547,000 options
John Odwazny	Chief Operating Officer of UltraStrip Envirobotic Solutions, Inc.	$154,700	1,031,333 options

(1) Each individual may elect to accept the number of five-year options listed in the table exercisable at $0.15 per share or the same number of shares of restricted common stock.

The Board of Directors agreed to make the above grants outside of the 2006 Equity Incentive Plan. The equity grants will be made effective upon closing the UltraStrip sale.  The table uses $0.15 per share since if there is no closing, no commissions will be owed. This election to accept equity in lieu of cash was made by Ecosphere and the executives in order to conserve available cash funding for Ecosphere’s operations assuming the UltraStrip sale closes.

As of July 31, 2007, Dennis and Jacqueline McGuire, our Chief Executive Officer and Senior Vice President of Administration respectively, agreed to lend Ecosphere up to $300,000. As of the date of this Supplement, Ecosphere has borrowed $300,000 from the McGuires. Ecosphere issued the McGuires an 8%  convertible note convertible into shares of Ecosphere’s common stock. The note is due upon the earlier of (i) the closing of the sale of assets of UltraStrip or (ii) January 29, 2008. The note is convertible at $0.48 per share (limited by the amount borrowed) unless the UltraStrip sale closes, in which case it is convertible at $0.15 per share. Additionally, the McGuires have agreed to lend us another $100,000 to pay the fees of a professional advisor in connection with the UltraStrip sale. This sum will be repaid from the sale proceeds, assuming a closing, and will be evidenced by a demand promissory note.

If we reduce the conversion and exercise prices to $0.15 as described above and the market price of our common stock at the time of closing the UltraStrip sale is higher, we will incur a non-cash accounting charge, which may be substantial.

In February 2007, we entered into an agreement with Robert Baratta. Under the Agreement, Mr. Baratta extended his promissory note until July 13, 2007 and we paid him approximately $140,000 including a $50,000 principal reduction. The new principal balance is $1,297,870. In late July 2007, we entered into another agreement with Mr. Baratta in which we agreed to pay him $525,000 in a principal reduction, approximately $61,000 in interest through July 2007 and an $50,000 extension fee (one-half in cash and the balance in restricted common stock) upon the closing of the UltraStrip sale.

In March 2007, we entered into an agreement with Heller Capital Partners to extend its 5% convertible promissory note of $1,000,000 until March 6, 2008. In return for this extension, among other things, we:

•

Reduced the conversion price of the note from $1.00 to $0.48 per share;

•

Adjusted the exercise price of warrants Heller Capital currently holds to purchase 1,000,000 shares of our common stock from $1.25 to $0.48 per share;

•

Issued Heller Capital five-year warrants to purchase 2,000,000 shares of Ecosphere’s common stock exercisable at $0.48 per share; and

•

Paid Heller Capital $75,000 consisting of the interest due through September 6, 2007.

In addition, Heller Capital received piggyback registration rights for (a) 1,083,333 shares issuable upon conversion of the note which have not been registered, and (b) the new five-year warrants to purchase 2,000,000 shares of our common stock.

In early May 2007, Heller Capital converted $250,000 of the $1,000,000 note, and we issued it 520,833 shares of common stock which are part of the 1,000,000 shares it may sell under the prospectus. On June 6, 2007, Heller Capital converted another $250,000 and we issued it another 520,833 shares of common stock, of which 479,167 shares may be sold under this prospectus.

In the event we sell any securities at a price of or with an exercise or conversion price of less than $0.48 per share, the conversion price of the note and the exercise price of the warrants held by Heller Capital shall be reduced to the sale price or the exercise or conversion price of the securities sold. It waived this adjustment in connection with our issuance in early April of common stock as interest to holders of our senior convertible debentures described below. However, if we close the UltraStrip sale, the exercise price of the warrants owned by Heller Capital will be reduced to $0.15.

As part of the March 2007 agreement with Heller Capital, we agreed that if we raise in excess of $5,000,000 from the sale of any securities or any transaction similar to the UltraStrip sale, the net proceeds from any amounts raised in excess of $5,000,000 shall be paid to Heller Capital in pre-payment of the outstanding principal balance and any outstanding interest of the note. We expect to pre-pay the Heller Capital note if we close the UltraStrip sale.

In early April 2007, we issued 420,340 shares of our common stock to the holders of our senior convertible debentures in lieu of cash interest for the period ended March 31, 2007. The holders of the debentures waived covenant violations and agreed that the issuance of the shares would not result in adjustment of the conversion price of the debentures or the exercise price of the warrants we issued to them. For the quarter ended June 30, 2007, we issued 708,420 shares of our common stock to the holders of our debentures.

Form 10-KSB for the Year Ended December 31, 2006

On April 2, 2007, we filed our annual report on Form 10-KSB with the Securities and Exchange Commission which contains our audited financial statements for the years ended December 31, 2006 and 2005. The Form 10-KSB is not a part of this prospectus supplement or incorporated by reference in it. Investors may review a copy online at www.sec.gov or by writing to or calling Ecosphere at 3515 S.E. Lionel Terrace, Stuart, Florida 34997, 772-287-4846, Attention: Mrs. Jacqueline McGuire, Secretary. We reported revenues of $2,414,155 for the year ended December 31, 2006, principally from the sale of E-ROVs and related services. Both the E-ROVs and related services are part of the business being sold to the buyer. We reported a net loss for 2006 of $6,158,637.

Results of Operations for the Quarters Ended March 31 and June 30, 2007

The following is a summary derived from our Form 10-QSB for the six months ended June 30, 2007. Investors should review the entire filing with the SEC including the notes to financial statements.

	For three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Revenues	$ 613,713	$ 13,640	$ 661,800	$ 692,956

Cost of revenues	760,765	11,726	854,840	676,726

Gross profit (loss)	(147,052)	1,914	(193,040)	16,231

Total operating expenses	1,211,450	1,318,335	2,570,137	2,522,655

Loss from operations	(1,358,502)	(1,316,421)	(2,763,177)	(2,506,424)

Other (income) expense:
Other income	(11,660)	(4,470)	(11,660)	(6,454)
Interest expense	731,845	295,631	1,403,918	1,354,715
Total other expense	720,185	291,161	1,392,258	1,348,261

Net loss	(2,078,687)	(1,541,724)	(4,155,435)	(3,813,734)

Net loss per common share (basic and diluted)	$ (0.04)	$ (0.03)	$ (0.07)	$ (0.07)

Liquidity

As of September 10, 2007, our cash balance was approximately $37,650. Senior management has agreed to the deferment from time to time of compensation until further collection of revenue occurs or a capital transaction provides the funding. As of the date of this supplement, we owe 22 weeks of payroll to our senior management and two weeks to our other employees. We have also significantly reduced paying our vendors and service providers.  Investors should note that our registered independent public accounting firm issued its audit opinion on a going concern basis, which means that our ability to continue as a going concern is in substantial doubt unless we obtain adequate new debt or equity financing or achieve sufficient sales levels.  The UltraStrip sale is anticipated to reduce debt and overhead improving the balance sheet and our ability to sustain our business.

Other Matters

Earlier in 2007, we leased robotic equipment including E-ROVs and paid $210,000 to Shaw Robotics to whom we had originally sold the equipment. We agreed to purchase the equipment from them in January 2008. We agreed to pay Shaw Robotics $350,000 in January 2008 and the balance of $1,050,000 over 270 days. This $1,400,000 obligation will be assumed by the buyer if we close the UltraStrip sale. We issued 2,000,000 shares of our common stock as a fee to certain persons in connection with the Shaw E-ROV acquisition transaction including persons who had provided the original funding for Shaw Robotics when they purchased the E-ROVs. In addition, we issued 200,000 shares of our restricted common stock to a non-officer employee, one-half of which was vested and the other half will vest in January 2008 subject to continued employment with us. In 2007, we also entered into agreements to issue 333,333 shares of our common stock to two vendors. On August 3, 2007, Mr. Gordon L. Goodman terminated his employment agreement with Ecosphere for “good reason.” Ecosphere believes that Mr. Goodman breached his employment agreement. Under the two-year employment agreement entered into in May 2007, Mr. Goodman was to receive an annual salary of $165,000. Mr. Goodman was Senior Vice President – Business Development of Ecosphere and President of Ecosphere Systems, Inc., Ecosphere’s water filtration subsidiary.

The following table sets forth the number of shares of Ecosphere’s common stock beneficially owned as of August 30, 2007 by (i) those persons known by Ecosphere to be owners of more than 5% of its common stock, (ii) each director of Ecosphere, (iii) our chief executive officer and the other executive officers listed in the Summary Compensation Table, and (iv) all executive officers and directors of Ecosphere as a group:

	Beneficial Ownership
Name and Address of Beneficial Owner(1)(2)	Shares	Percentage
Dennis McGuire and Jacqueline K. McGuire(3)(4)	10,706,250	15.4%
James C. Rushing III(5)(6)	1,882,000	2.5%
Joe M. Allbaugh(6)(7)(8)	1,084,959	1.7%
Vice-Admiral George R. Sterner(9)(10)(11)	1,870,894	3.0%
Michael R. Donn, Sr.(9)(12)	1,267,300	2.0%
Barry I. Hechtman(9)(13)(14)	100,487	*
Stephen R. Johnson(6)(15)	1,307,500	2.1%
Charles Vinick(9)(16)(17)	202,231	*
Kevin P. Grady(18) (19)	7,358,122	12.2%
Officers and Directors as a Group (9 persons)	18,121,621	26.7%

———————

*

Less than one percent.

(1)

Except where indicated in other footnotes, each of the persons listed above has the address c/o Ecosphere Technologies, Inc., 3515 S.E. Lionel Terrace, Stuart, FL 34997

(2)

We believe that all persons named in the table are the beneficial owners of the securities listed. Beneficial ownership exists when a person has either the power to vote or sell our common stock. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days whether upon the exercise of options or otherwise. We also sold convertible debentures, which convert to 10,485,223 shares of common stock, and warrants to purchase 7,863,918 shares of common stock to three institutional investors under common control and convertible debentures which convert to 3,061,912 shares of common stock and warrants to purchase 2,298,684 shares of common stock to a trust. However, the Securities Purchase Agreement under which these securities were sold provides that none of the purchasers shall have more than a 4.99% beneficial ownership in Ecosphere and therefore none are 5% beneficial owners which need to be included in this table. The three funds under common control and the trust are:

•

Pierce Diversified Strategy Master Fund LLC Ena

•

Enable Opportunity Fund Partners LP

•

Enable Growth Partners LP

•

Frey Living Trust of 3-20-96

(3)

Includes:

•

90,000 shares of common stock owned by Mrs. McGuire,

•

1,550,000 shares owned jointly.

•

6,445,000 shares issuable upon exercise of vested options owned by Mr. McGuire, which assumes the vesting of 250,000 options related to the second performance review,

•

561,250  shares issuable upon exercise of vested options owned by Mrs. McGuire, which assumes the vesting of 62,500 options related to the second performance review, and

•

2,000,000 shares issuable upon exercise of warrants jointly owned.

Does not include:

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750,000 shares issuable upon exercise of options subject to future performance reviews,

•

1,547,000 options which will be earned in commissions if the UltraStrip sale closes,

•

750,000 shares which Mrs. McGuire transferred to a trust whose beneficiaries are members of her family, and

•

260,000 shares which Mr. and Mrs. McGuire transferred to two trusts whose beneficiaries are members of the McGuire family.

Mr. McGuire disclaims beneficial ownership of the securities held solely in Mrs. McGuire’s name and Mrs. McGuire disclaims beneficial ownership of the securities held solely in Mr. McGuire’s name, and this prospectus supplement shall not be deemed an admission that either is the beneficial owner of the other’s securities solely held in that person’s name for any purpose. They also disclaim beneficial ownership of the common stock held by the trusts.

(4)

Both are executive officers.

(5)

All of these shares are issuable upon exercise of options, which assumes the vesting of 150,000 options related to the second performance review. Does not include 300,000 shares issuable upon exercise of options subject to future performance reviews. Also does not include 515,667 options which will be earned in commissions if the UltraStrip sale closes.

(6)

An executive officer and director.

(7)

Address is 400 North Capitol Street, NW, Suite 475, Washington, DC 20001.

(8)

Includes 18,293 shares of restricted stock which vest in equal increments on August 11, 2008 and 2009, subject to remaining as a director on each applicable vesting date. Includes 1,066,666 shares of common stock issuable upon exercise of options. Does not include 33,334 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus supplement, subject to remaining as a director on each applicable vesting date.

(9)

A director.

(10)

Includes 97,561 shares of restricted stock which vest in equal increments on August 11, 2008 and 2009, subject to remaining as a director on each applicable vesting date. Includes 1,775,000 shares of common stock issuable upon exercise of options. Does not include 1,666 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus supplement.

(11)

Address is 2708 Hatmark Street, Vienna, VA 22181.

(12)

Includes 1,172,500 shares of common stock issuable upon exercise of options, which assumes the vesting of 125,000 options related to the second performance review. Does not include 250,000 shares issuable upon exercise of options subject to future performance reviews. Also does not include 515,667 options which will be earned in commissions if the UltraStrip sale closes.

(13)

Address is 8100 SW 81 Drive, #210, Miami, FL 33143.

(14)

Includes 30,488 shares of restricted stock which vest in equal increments on August 11, 2008 and 2009, subject to remaining as a director on each applicable vesting date. Includes 70,000 shares of common stock issuable upon exercise of options. Does not include 35,000 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus supplement, subject to remaining as a director on each applicable vesting date.

(15)

Includes 1,307,500 shares of common stock issuable upon exercise of options, which assumes the vesting of 125,000 options related to the second performance review. Does not include 250,000 shares issuable upon exercise of options subject to future performance reviews. Also does not include 1,547,000 options which will be earned in commissions if the UltraStrip sale closes.

(16)

Address is 2323 Foothill Lane, Santa Barbara, CA 93105.

(17)

Includes 69,231 shares of restricted stock which vest in equal increments on August 11, 2008 and 2009, subject to remaining as a director on each applicable vesting date.

(18)

An employee.

(19)

Includes 550,000 shares of common stock issuable upon exercise of options. Does not include 500,000 shares issuable upon exercise of options that are not exercisable within 60 days of the date of this prospectus supplement.

The above table has not been adjusted to give effect to the shares of common stock and options to be issued in lieu of commissions related to the UltraStrip sale. It also does not include shares issuable upon conversion of the convertible note issued to our chief executive officer and senior vice president of administration since the conversion price is variable depending upon whether we close the UltraStrip sale.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 18, 2007.